SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2015

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

THIRD QUARTER OF 2015 RESULTS

Reviewed by independent auditors, stated in millions of Reais, prepared in accordance with International Financial Reporting Standards - IFRS issued by the International Accounting Standards Board – IASB (a free translation of the original in Portuguese).

Rio de Janeiro – November 12, 2015

Net income was R$ 2,102 million in Jan-Sep/2015, 58% lower than in Jan-Sep/2014. Loss of R$ 3,759 million in the 3Q-2015.

Operating income was R$ 28,635 million in Jan-Sep/2015, 149% higher than in Jan-Sep/2014.

Adjusted EBITDA was R$ 56,795 million in Jan-Sep/2015, 45% higher than in Jan-Sep/2014.

Net debt was US$ 101,273 million as of September 30, 2015, a 5% decrease when compared to December 31, 2014.

The average maturity of outstanding debt increased from 6.10 years as of December 31, 2014 to 7.49 years as of September 30, 2015.

R$ million

Jan-Sep
2015	2014	2015 x 2014 (%)		3Q-2015	2Q-2015	3Q15 X 2Q15 (%)	3Q-2014

2,102	5,013	(58)	Consolidated net income (loss) attributable to the shareholders of Petrobras	(3,759)	531	(808)	(5,339)
28,635	11,504	149	Net income (loss) before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes	5,813	9,487	(39)	(4,921)
56,795	39,083	45	Adjusted EBITDA	15,506	19,771	(22)	8,488

Net income was R$ 2,102 million in Jan-Sep/2015, 58% lower when compared to Jan-Sep/2014, mainly attributable to higher finance expenses in the Jan-Sep/2015 period. The 149% increase in operating income was mainly a result of higher margins in oil product sales in the domestic market and increased crude oil export volumes driven by a 7% increase in domestic crude oil production, despite a decrease in domestic demand.

Key events in Jan-Sep/2015:

•       6% increase in crude oil and natural gas production (in Brazil and abroad);

•       Higher crude oil export volumes (60%, 132 thousand barrels/day);

•       Lower domestic demand for oil products (8%, 195 thousand barrels/day);

•       Lower import costs and production taxes; and

•       Higher net finance expenses (reaching R$ 23,113 million), as a result of foreign exchange losses and higher interest expense, attributable to an increase in the Company’s debt and a decrease in the level of capitalized borrowing costs, attributable to a lower balance of assets under construction.

Key events in the 3Q-2015, when compared to the 2Q-2015:

•       1% increase in crude oil and natural gas production (in Brazil and abroad);

•       Increased domestic demand for oil products (1%, 32 thousand barrels/day);

•       Lower crude oil export volumes (10%, 40 thousand barrels/day); and

•       A R$ 5,396 million increase in net finance expense as a result of foreign exchange losses.

Foreign exchange depreciation affected our consolidated statement of income, shareholders’ equity and indicators, as estimated below (in R$ million, except indicators):

Consolidated statement of income, shareholders’ equity and indicators items	Effect	Jan-Sep/2015	3Q-2015

Net income (loss) - Shareholders of Petrobras	Decrease	10,909	5,208
Adjusted EBITDA	Decrease	6,714	1,822
Cash and cash equivalents held abroad	Increase	28,632	20,496
Debt denominated in foreign currency	Increase	140,840	94,922
Shareholders’ equity	Decrease	30,180	17,699
Net debt/Adjusted EBITDA ratio	Increase	1.77X	1.07X
Leverage	Increase	10.5pp	6.5pp

FINANCIAL AND OPERATING HIGHLIGHTS

Main Items and Consolidated Economic Indicators

R$ million
Jan-Sep
2015	2014	2015 x 2014 (%)	Results, market capitalization and investments	3Q-2015	2Q-2015	3Q15 X 2Q15 (%)	3Q-2014

236,535	252,220	(6)	Sales revenues	82,239	79,943	3	88,377
71,727	58,422	23	Gross profit	23,755	25,562	(7)	20,441
28,635	11,504	149	Net income (loss) before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes	5,813	9,487	(39)	(4,921)
(23,113)	(2,086)	(1008)	Net finance income (expense)	(11,444)	(6,048)	(89)	(972)
2,102	5,013	(58)	Consolidated net income (loss) attributable to the shareholders of Petrobras	(3,759)	531	(808)	(5,339)
0.16	0.38	(58)	Basic and diluted earnings (losses) per share [1]	(0.29)	0.04	(825)	(0.41)
104,117	229,723	(55)	Market capitalization (Parent Company)	104,117	175,620	(41)	229,723
56,795	39,083	45	Adjusted EBITDA [2]	15,506	19,771	(22)	8,488

30	23	7	Gross margin (%)	29	32	(3)	23
12	7	5	Operating margin (%) [3]	7	12	(5)	1
1	2	(1)	Net margin (%)	(5)	1	(6)	(6)
55,489	62,543	(11)	Capital expenditures and investments	19,315	18,331	5	21,043
R$ million
Jan-Sep
2015	2014	2015 x 2014 (%)	Net income (loss) before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes	3Q-2015	2Q-2015	3Q15 X 2Q15 (%)	3Q-2014

21,903	(25,176)	187	. Refining, Transportation and Marketing	4,583	7,974	(43)	(11,840)
17,422	46,117	(62)	. Exploration & Production	3,941	8,594	(54)	13,405
2,654	(2,103)	226	. Gas & Power	968	100	868	(3,538)
802	1,199	(33)	. Distribution	(359)	308	(217)	(295)
896	1,088	(18)	. International	(227)	719	(132)	(18)
(174)	(205)	15	. Biofuel	(63)	(66)	5	(67)
(14,525)	(9,661)	(50)	. Corporate	(4,342)	(6,487)	33	(3,586)

Jan-Sep
2015	2014	2015 x 2014 (%)	Indicators	3Q-2015	2Q-2015	3Q15 X 2Q15 (%)	3Q-2014

224.53	225.74	(1)	Domestic basic oil products price (R$/bbl)	228.15	224.09	2	224.52
174.25	243.95	(29)	Brent crude (R$/bbl)	177.38	190.09	(7)	231.56
55.39	106.57	(48)	Brent crude (US$/bbl)	50.26	61.92	(19)	101.85

			Domestic Sales Price
45.04	95.77	(53)	. Crude oil (U.S. dollars/bbl) [4]	39.76	52.14	(24)	90.73
37.45	48.76	(23)	. Natural gas (U.S. dollars/bbl)	35.47	39.29	(10)	49.28

3.17	2.29	38	Average commercial selling rate for U.S. dollar	3.54	3.07	15	2.27
3.97	2.45	62	Period-end commercial selling rate for U.S. dollar	3.97	3.10	28	2.45
49.6	4.6	45	Variation of the period-end commercial selling rate for U.S. dollar (%)	28.1	(3.3)	31	11.3
13.13	10.74	2	Selic interest rate - average (%)	13.99	13.14	1	10.90

2,232	2,115	6	Total crude oil and NGL production (Mbbl/d)	2,234	2,213	1	2,209
558	512	9	Total natural gas production (Mbbl/d)	566	552	3	537
2,790	2,627	6	Total crude oil and natural gas production (Mbbl/d)	2,800	2,765	1	2,746
3,836	3,951	(3)	Total sales volume (Mbbl/d)	3,889	3,904	−	4,143

 1Basic and diluted earnings (losses) per share calculated based on the weighted average number of shares.

  2EBITDA + share of earnings in equity-accounted investments, impairment and write-offs of overpayments incorrectly capitalized.

  3Operating margin calculated based on net income (loss) before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes, excluding write-offs of overpayments incorrectly capitalized.

  4 Average between the prices of exports and the internal transfer prices from Exploration & Production to Refining, Transportation and Marketing.

FINANCIAL AND OPERATING HIGHLIGHTS

RESULTS OF OPERATIONS

Jan-Sep/2015 compared to the Jan-Sep/2014:

Gross profit increased by 23% (R$ 13,305 million) in Jan-Sep/2015 compared to Jan-Sep/2014, mainly due to:

➢  Sales revenues of R$ 236,535 million, 6% lower, when compared to Jan-Sep/2014, resulting from:

•       Lower crude oil and oil product export prices and decreased domestic price of naphta, jet fuel and fuel oil;

•       Decreased domestic demand for oil products (8%), reflecting lower economic activity in Brazil;

•       Decreased oil product exports (12%);

•       Higher crude oil export volumes (60%) attributable to an increase in domestic crude oil production (7%) and to a decrease in feedstock processed by our domestic refineries (5%); and

•       Higher diesel and gasoline prices, following a price increase in November 2014.

➢  Cost of sales of R$ 164,808 million in Jan-Sep/2015, 15% lower when compared to Jan-Sep/2014, due to:

•       Lower crude oil and oil product import costs, as well as lower production taxes;

•       Decreased domestic demand for oil products;

•       Lower share of crude oil imports on feedstock processing and a lower share of oil product imports in the sales mix; and

•       Higher crude oil production costs.

Net income before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes was R$ 28,635 million in Jan-Sep/2015, 149% higher (R$ 17,131 million) when compared to Jan-Sep/2014, due to:

•       Higher gross profit (R$ 13,305 million);

•       Higher tax expenses (R$ 6,576 million) mainly attributable to the Company’s decision to benefit from a tax amnesty program in 2015 (Programa de Parcelamento Especial de débitos tributários) – see note 20.2 to our 3Q-2015 Financial Statements;

•       Higher legal proceedings expenses (R$ 2,810 million), mainly related to labour and tax claims and a non-recurring positive effect in Jan-Sep/2014 related to a legal proceeding with respect to recoverable taxes (PIS and COFINS overpaid on finance income);

•          Higher pension and medical benefits expenses (retirees) in 2015 attributable to an increase in the Company’s net actuarial liability as a result of a decrease in real interest rates, following the Company’s interim valuation review of its pension and medical benefits in 2014 (R$ 1,333 million);

•       Higher impairment losses attributable to projects removed from the 2015-19 Business and Management Plan investment portfolio (R$ 1,286 million); and

•       Lower write-offs of dry and/or subcommercial wells (R$ 1,037 million).

In addition, non-recurring events affected net income in Jan-Sep/2014:

•       Write-off of overpayments incorrectly capitalized (R$ 6,194 million);

•       Allowance for impairment of trade receivables from companies in the isolated electricity sector (R$ 3,756 million);

•       Write-off of capitalized costs with respect to Premium I and Premium II refineries (R$ 2,707 million); and

•       Expenses related to our Voluntary Separation Incentive Plan - PIDV (R$ 2,455 million).

Net finance expense was R$ 23,113 million in Jan-Sep/2015, R$ 21,027 million higher when compared to Jan-Sep/2014, resulting from:

•       Foreign exchange losses of R$ 9,003 million caused by the impact of a 49.6% depreciation of the Brazilian Real against the U.S. dollar on the Company’s net debt (compared to a 4.6% depreciation in Jan-Sep/2014), partially offset by our cash flow hedge, as set out in Appendix 5;

•       Foreign exchange losses of R$ 2,769 million  caused by the impact of a 37.4% depreciation of the Brazilian Real against the Euro on the Company’s net debt (compared to a 4.1% appreciation in Jan-Sep/2014); and

•       Higher interest expenses due to:

i) an increase in the Company’s debt (R$ 4,518 million);

ii) a decrease in the level of capitalized borrowing costs due to a lower balance of assets under construction (R$ 2,067 million), reflecting the relevant projects concluded during 2014 and the write-offs and impairment losses recognized in December 2014; and

iii) interest expenses on tax deficiency notices related to tax on financial operations (Imposto sobre Operações Financeiras – IOF) of R$ 1,418 million and withholding income tax of R$ 1,113 million.

Net income attributable to the shareholders of Petrobras was R$ 2,102 million in Jan-Sep/2015, 58% lower (R$ 2,911 million) when compared to Jan-Sep/2014, mainly due to:

•       Higher net finance expense;

•       Increased income taxes (R$ 926 million) due to the impact of Brazilian income taxes on income generated by companies incorporated outside Brazil – see note 20.4.1 to our 3Q-2015 Financial Statements; and

•       Higher net income before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes.

FINANCIAL AND OPERATING HIGHLIGHTS

RESULTS OF OPERATIONS

3Q-2015 compared to the 2Q-2015:

Gross profit decreased by 7% (R$ 1,807 million) in the 3Q-2015 when compared to the 2Q-2015, mainly due to:

➢  Sales revenues were R$ 82,239 million in the 3Q-2015, 3% higher than in the 2Q-2015, resulting from:

•       An increase in domestic demanda for oil products (1%), mainly diesel (3%) and gasoline (1%);

•       Impact of foreign exchange depreciation on exports and operations outside Brazil; and

•       Decreased crude oil exports (10%);

➢  Costs of sales was R$ 58,484 million in the 3Q-2015, 8% higher when compared to the 2Q-2015, due to:

•       Higher crude oil import costs, higher cost of inputs for production outside Brazil and higher trading costs attributable to a depreciation of the Brazilian Real against the U.S. dollar;

•       Higher oil product sales volumes in the domestic market; and

•       Lower share of oil product imports in the sales mix.

Net income before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes was R$ 5,813 million in the 3Q-2015, 39% lower (R$ 3,674 million) when compared to the 2Q-2015, affected by:

•       Lower gross profit (R$ 1,807 million);

•       Higher legal proceedings expenses, mainly related to labour and tax claims (R$ 2,341 million);

•       Impairment charges recognized in the 2Q-2015 attributable to projects removed from the 2015-19 Business and Management Plan investment portfolio (R$ 1,283 million);

•       Lower tax expenses (R$ 905 million) mainly as a result of a decrease in the amounts included in the amnesty program - Programa de Parcelamento Especial de Débitos Tributários in the 3Q-2015, when compared to the 2Q-2015 (see note 20.2 to our 3Q-2015 Financial Statements);

•       Higher write-offs of dry and/or subcommercial wells (R$ 668 million); and

•       Higher expenses with E&P areas returned to ANP (R$ 270 million).

Net finance expense was R$ 11,444 million in the 3Q-2015, R$ 5,396 million higher than in the 2Q-2015, due to:

•       Foreign exchange losses of R$ 4,647 million attributable to a 28.1% depreciation of the Brazilian Real against the U.S. dollar and its impact on the Company’s net debt (compared to a 3.3% appreciation in the 2Q-2015); and

•       Foreign exchange losses of R$ 2,001 million resulting from a 28.2% depreciation of the Brazilian Real against the Euro and its impact on the Company’s net debt (compared to a 0.4% depreciation in the 2Q-2015).

Net loss attributable to the shareholders of Petrobras was R$ 3,759 million in the 3Q-2015 (compared to a R$ 531 million net income in the 2Q-2015), resulting from higher net finance expense, partially offset by lower income tax expenses (R$ 2,847 million).

FINANCIAL AND OPERATING HIGHLIGHTS

NET INCOME BY BUSINESS SEGMENT

Petrobras is an integrated energy company and most of the crude oil and natural gas production from the Exploration & Production segment is transferred to other business segments of the Company. Our results by business segment include transactions carried out with third parties, transactions between companies of Petrobras’s  Group and transfers between Petrobras’s business segments that are calculated using internal transfer prices defined through methodologies based on market parameters.

EXPLORATION & PRODUCTION

Jan-Sep
2015	2014	2015 x 2014 (%)	Net Income	3Q-2015	2Q-2015	3Q15 X 2Q15 (%)	3Q-2014

10,946	29,592	(63)		2,271	5,527	(59)	8,145

(Jan-Sep/2015 x Jan-Sep/2014): The decrease in net income is attributable to a decrease in crude oil sales/transfer prices.

The increase in crude oil volume transferred and lower write-offs of dry and/or subcommercial wells partially offset these effects.

The Jan-Sep/2014 was affected by the Company’s Voluntary Separation Incentive Plan (PIDV) and of the write-off of overpayments incorrectly capitalized.

(3Q-2015 x 2Q-2015): Net income was lower, as a result of a decrease in crude oil sales/transfer prices, higher service and freight expenses driven by the depreciation of the Brazilian Real against the U.S. dollar and of an increase in depreciation expense.

Those effects were partially offset by an increase in crude oil volume transferred and lower production taxes.

Jan-Sep
2015	2014	2015 x 2014 (%)	Exploration & Production - Brazil (Mbbl/d) (*)	3Q-2015	2Q-2015	3Q15 X 2Q15 (%)	3Q-2014

2,132	1,995	7	Crude oil and NGLs [5]	2,136	2,111	1	2,090
469	418	12	Natural gas [6]	476	463	3	441
2,601	2,413	8	Total	2,612	2,574	1	2,531

(Jan-Sep/2015 x Jan-Sep/2014): Crude oil and NGL production increased by 7% in Jan-Sep/2015 compared to Jan-Sep/2014 due to the start-ups of FPSOs Cidade de Mangaratiba (Iracema Sul area, Lula field) and Cidade de Ilhabela (Sapinhoá), Cidade de Itaguaí (Iracema Norte, Lula field) and P-61 (Papa-Terra), along with the continuing ramp-ups of P-55 and P-62 (both in Roncador field), P-58 (Parque das Baleias), and of FPSOs Cidade de Paraty (Lula NE) and Cidade de São Paulo (Sapinhoá). This increase was partially offset by the natural decline of production in fields.

The 12% increase in natural gas production is attributable to the production start-up of the units mentioned above and also to the higher productivity of Mexilhão platform and of FPSO Cidade de Santos (Uruguá-Tambaú), which were partially offset by the natural decline of production in fields.

(3Q-2015 x 2Q-2015): Crude oil and NGL production increased by 1% in the 3Q-2015 when compared to the 2Q-2015 due to the production start-up of FPSO Cidade de Itaguaí and to the increased production of FPSOs Cidade de Mangaratiba and Cidade de Ilhabela and of P-58 and P-62 platforms. This increase was partially offset by the scheduled stoppage of P-52 (Roncador) platform in September, which restarted operating on September 16, 2015.

The 3% increase in natural gas production is attributable to the production start-ups and to the increased production of the same units mentioned above.

   (*) Not reviewed by independent auditor.

   5 NGL – Natural Gas Liquids.

   6 Does not include LNG. Includes gas reinjection.

FINANCIAL AND OPERATING HIGHLIGHTS

Jan-Sep
2015	2014	2015 x 2014 (%)	Lifting Cost [7] - Brazil (*)	3Q-2015	2Q-2015	3Q15 X 2Q15 (%)	3Q-2014

			U.S.$/barrel:
12.40	14.70	(16)	Excluding production taxes	11.24	12.71	(12)	15.33
19.62	32.28	(39)	Including production taxes	16.92	21.96	(23)	31.37

			R$/barrel:
39.16	33.59	17	Excluding production taxes	40.82	38.49	6	35.18
63.00	74.09	(15)	Including production taxes	64.33	65.95	(2)	73.94

 Lifting Cost - Excluding production taxes – U.S.$/barrel

(Jan-Sep/2015 x Jan-Sep/2014): Lifting cost excluding production taxes was 16% lower in Jan-Sep/2015 compared to Jan-Sep/2014. Excluding foreign exchange variation effects, lifting cost excluding production taxes increased by 4% due to higher well intervention expenses and higher engineering and subsea maintenance costs in the Campos Basin, partially offset by an increase in crude oil production.

(3Q-2015 x 2Q-2015 Lifting cost excluding production taxes was 12% lower in the 3Q-2015 compared to the 2Q-2015. Excluding foreign exchange variation effects, it remained relatively flat compared to the 2Q-2015.

Lifting Cost - Including production taxes – U.S.$/barrel

(Jan-Sep/2015 x Jan-Sep/2014): Lifting cost including production taxes was 39% lower in Jan-Sep/2015 compared to Jan-Sep/2014, due to lower production taxes (royalties and special participation charges) attributable to a decrease in the average reference price for domestic crude oil in U.S. dollars (a 52% decrease) reflecting lower international crude oil prices and decreased lifting cost mentioned above.

(3Q-2015 x 2Q-2015): Lifting cost including production taxes was 23% lower in the 3Q-2015 compared to the 2Q-2015, mainly resulting from a decrease in the average reference price for domestic crude oil in U.S. dollars (a 23% decrease) reflecting lower international crude oil prices.

(*)  Not reviewed by independent auditor.

7  Crude oil and natural gas lifting cost.

FINANCIAL AND OPERATING HIGHLIGHTS

REFINING, TRANSPORTATION AND MARKETING

Jan-Sep
2015	2014	2015 x 2014 (%)	Net Income	3Q-2015	2Q-2015	3Q15 X 2Q15 (%)	3Q-2014
15,530	(17,594)	188		3,727	5,622	(34)	(8,903)

(Jan-Sep/2015 x Jan-Sep/2014): Earnings in Jan-Sep/2015 were attributable to a decrease in crude oil purchase/transfer costs, a lower share of crude oil imports on feedstock processing, to a lower share of oil product imports in our sales mix and diesel (5%) and gasoline (3%) price increases in November 2014.

The loss in Jan-Sep/2014 reflects the non-recurring effect of write-off of overpayments incorrectly capitalized, the write-off of capitalized costs from Premium I and Premium II refineries and our 2014 Voluntary Separation Incentive Plan (PIDV).

(3Q-2015 x 2Q-2015): Net income was lower as a result of higher tax expenses attributable to a tax deficiency notice related to the alleged failure to withhold income tax (Imposto de renda retido na fonte - IRRF) on amounts Petrobras paid to one of its subsidiaries incorporated outside Brazil with respect to crude oil and oil products imports.

Jan-Sep
2015	2014	2015 x 2014 (%)	Imports and Exports of Crude Oil and Oil Products (Mbbl/d) (*)	3Q-2015	2Q-2015	3Q15 X 2Q15 (%)	3Q-2014

298	399	(25)	Crude oil imports	313	305	3	303
292	414	(29)	Oil product imports	218	315	(31)	410
590	813	(27)	Imports of crude oil and oil products	531	620	(14)	713
351	219	60	Crude oil exports [8]	365	405	(10)	323
150	170	(12)	Oil product exports	145	188	(23)	168
501	389	29	Exports of crude oil and oil products	510	593	(14)	491
(89)	(424)	79	Exports (imports) net of crude oil and oil products	(21)	(27)	22	(222)
1	3	(67)	Other exports	1	1	-	5

(Jan-Sep/2015 x Jan-Sep/2014): Crude oil exports were higher due to increased production.

Lower crude oil imports reflect a lower share of crude oil imports in feedstock processing.

Oil product imports decreased as a result of a lower domestic demand.

Oil product exports were lower due to a decrease in feedstock processed.

(3Q-2015 x 2Q-2015): Lower crude oil exports attributable to the significant level of exports in transit, which were made in September 2015 and will be reognized as sales revenues in the 4Q-2015. In addition, the higher level of exports in the 2Q-2015 is a result of a decrease in inventory levels (from the 1Q-2015).

Decreased oil product exports as a result of lower fuel oil production.

Oil product imports decreased due to higher diesel production.

Higher crude oil imports due to increased feedstock processed.

(*) Not reviewed by independent auditor.

8  It includes crude oil export volumes made both by our Refining, Transportation and Marketing segment and by our Exploration & Production segment.

FINANCIAL AND OPERATING HIGHLIGHTS

Jan-Sep
2015	2014	2015 x 2014 (%)	Refining Operations (Mbbl/d) (*)	3Q-2015	2Q-2015	3Q15 X 2Q15 (%)	3Q-2014

2,049	2,170	(6)	Output of oil products	2,085	2,098	(1)	2,204
2,176	2,102	4	Reference feedstock [9]	2,176	2,176	−	2,102
90	98	(8)	Refining plants utilization factor (%) [10]	93	92	1	100
1,962	2,059	(5)	Feedstock processed (excluding NGL) - Brazil [11]	2,013	1,993	1	2,094
2,002	2,099	(5)	Feedstock processed - Brazil [12]	2,052	2,031	1	2,138
86	82	4	Domestic crude oil as % of total feedstock processed	84	86	(2)	80

(Jan-Sep/2015 x Jan-Sep/2014): Feedstock processed was 5% lower, reflecting a decrease in domestic demand, a scheduled stoppage in the distillation unit of Landulpho Alves Refinery (RLAM) and an unscheduled production suspension in REDUC, partially offset by the production start-up of RNEST in November 2014.

(3Q-2015 x 2Q-2015): Feedstock processed was 1% higher, resulting from the restart of operations at RLAM and REFAP after a scheduled stoppage in the 2Q-2015. This increase was partially offset by a scheduled stoppage in RECAP.

Jan-Sep
2015	2014	2015 x 2014 (%)	Refining Cost - Brazil (*)	3Q-2015	2Q-2015	3Q15 X 2Q15 (%)	3Q-2014

2.52	2.96	(15)	Refining cost (U.S.$/barrel)	2.12	2.64	(20)	3.17

8.01	6.80	18	Refining cost (R$/barrel)	7.89	7.98	(1)	7.33

(Jan-Sep/2015 x Jan-Sep/2014): Refining cost, in US$/barrel, decreased by 15% in Jan-Sep/2015 when compared to Jan- Sep/2014. Excluding foreign exchange variation effects, refining cost, in R$/barrel, increased by 18%, reflecting higher employee compensation costs attributable to the 2014 Collective Bargaining Agreement, along with a decrease in feedstock processed.

(3Q-2015 x 2Q-2015): Refining cost, in US$/barrel, decreased by 20%. Refining cost, in R$/barrel, decreased by 1% driven by the restart of operations at RLAM and REFAP after a schedulled stoppage in the 2Q-2015, and to higher feedstock processed in RNEST.

(*) Not reviewed by independent auditor.

[9] Reference feedstock or Installed capacity of primary processing considers the maximum sustainable feedstock processing reached at the distillation units at the end of each period, respecting the project limits of equipment and the safety, environment and product quality requirements. It is lower than the authorized capacity set by ANP (including temporary authorizations) and by environmental protection agencies.

[10] Refining plants utilization factor is the feedstock processed (excluding NGL) divided by he reference feedstock.

[11] Feedstock processed (excluding NGL) – Brazil is the volume of crude oil processed in the Company´s refineries and is factored into the calculation of the Refining Plants Utilization Factor.

[12] Feedstock processed – Brazil includes crude oil and NGL processing.

FINANCIAL AND OPERATING HIGHLIGHTS

GAS & POWER

Jan-Sep
2015	2014	2015 x 2014 (%)	Net Income	3Q-2015	2Q-2015	3Q15 X 2Q15 (%)	3Q-2014
1,750	(1,293)	235		625	90	594	(2,510)

(Jan-Sep/2015 x Jan-Sep/2014): Earnings in Jan-Sep/2015 was generated by an increase in natural gas sales margins, resulting from higher natural gas prices and lower natural gas import costs (LNG and Bolivian gas).

The net loss in 2014 was due to impairment of trade receivables from companies in northern Brazil (operating in the isolated electricity system) and write-off of overpayments incorrectly capitalized.

(3Q-2015 x 2Q-2015): Net income increased due to higher natural gas and electricity sales margins resulting from an increase in natural gas prices driven by a new natural gas pricing policy (discounts were removed) and by a decrease in electricity purchase prices in the spot market, respectively. In addition, 2Q-2015 was affected by impairment losses recognized in a Nitrogen Fertilizers Plant (Unidade de Fertilizantes Nitrogenados – UFN V) as a result of a decrease in our investment portfolio in our new 2015-19 Business and Management Plan.

Jan-Sep
2015	2014	2015 x 2014 (%)	Physical and Financial Indicators (*)	3Q-2015	2Q-2015	3Q15 X 2Q15 (%)	3Q-2014

878	1,201	(27)	Electricity sales (Free contracting market - ACL) [13] - average MW	822	902	(9)	1,196
3,194	2,341	36	Electricity sales (Regulated contracting market - ACR) [14] - average MW	3,058	3,263	(6)	2,671
4,830	4,534	7	Generation of electricity - average MW	4,401	4,987	(12)	4,789
319	657	(51)	Electricity price in the spot market - Differences settlement price (PLD) - R$/MWh [15]	202	369	(45)	671
112	128	(13)	Imports of LNG (Mbbl/d)	92	132	(30)	116
202	206	(2)	Imports of natural gas (Mbbl/d)	196	201	(2)	210

(Jan-Sep/2015 x Jan-Sep/2014): Electricity sales to the Brazilian free contracting market (Ambiente de Contratação Livre – ACL) were 27% lower, attributable to the shift of a portion of our available capacity (1,049 average MW) to the Brazilian regulated market (Ambiente de Contratação Regulada – ACR).

Electricity generation was 7% higher due to an increase in the domestic demand for thermal power (coordinated and controlled by the Brazilian Electric System National Operator – Operador Nacional do Sistema ONS) and to an increase in the available capacity of the Petrobras’s Thermal Power Plants Complex.

LNG imports decreased by 13% and natural gas imports from Bolivia were 2% lower, reflecting an increase in domestic natural gas supply attributable to a 12% increase in production.

Electricity prices in the spot market decreased by 51% as a result of changes in the spot market price regulation established by the Brazilian National Electricity Agency (Agência Nacional de Energia Elétrica – ANEEL), which reduced the maximum spot price after December 27, 2014.

(3Q-2015 x 2Q-2015): Electricity sales volumes to the Brazilian free contracting market (Ambiente de Contratação Livre – ACL) were 9% lower due to decreased demand.

Electricity sales volumes to the Brazilian regulated market (Ambiente de Contratação Regulada – ACR) were 6% lower, as a result of the termination of a sale agreement in 2015 of 205 average MW.

Electricity generation decreased by 12% and electricity prices were 45% lower in the spot market due to an improvement in hydrological subsystem conditions and to the decision made by the Electric Sector Monitoring Committee – CMSE (Comitê de Monitoramento do Setor Elétrico) in August 2015, of stopping electricity generatin at power plants with higher unit costs made by, mainly fuel oil plants.

LNG imports were 30% lower and natural gas imports from Bolivia were 2% lower resulting from decreased thermoelectric demand.

(*) Not reviewed by independent auditor.

13 ACL – Ambiente de Contratação Livre (Free contracting market).

14 ACR - Ambiente de Contratação Regulada (Regulated contracting market).

15 Weekly weighed prices per output level (light, medium and heavy), number of hours and submarket capacity.

FINANCIAL AND OPERATING HIGHLIGHTS

DISTRIBUTION

Jan-Sep
2015	2014	2015 x 2014 (%)	Net Income	3Q-2015	2Q-2015	3Q15 X 2Q15 (%)	3Q-2014
440	753	(42)		(299)	184	(263)	(203)

(Jan-Sep/2015 x Jan-Sep/2014): Net income decreased in Jan-Sep/2015 when compared to Jan-Sep/2014 mainly due to lower average trade margins (9.1%) and to a decrease in sales volumes (5%).

The period of Jan-Sep/2014 was impacted by our Voluntary Separation Incentive Plan (PIDV).

(3Q-2015 x 2Q-2015): The net loss of the 3Q-2015 was due to a decrease in average trade margins (2.5%) and to higher sales expenses as a result of impairment of trade receivables from companies in the isolated electricity sector.

Jan-Sep
2015	2014	2015 x 2014 (%)	Market Share (*) [16]	3Q-2015	2Q-2015	3Q15 X 2Q15 (%)	3Q-2014
35.6%	37.0%	(1)		34.7%	35.4%	(1)	37.2%

(Jan-Sep/2015 x Jan-Sep/2014): Market share decreased mainly due to a general increase of the hydrated ethanol market (a 42.2% increase), in which Petrobras Distribuidora has a lower market share and to lower sales to the thermoelectric sector. Other players have also increased their competitiveness by importing gasoline and diesel and purchasing higher volumes of gasoline.

(3Q-2015 x 2Q-2015): Market share was lower mainly due to a decrease in thermoelectric dispatch and to lower market share of non-thermoelectric diesel sales.

(*)Not reviewed by independent auditor.

16Beginning in 2015, our market share excludes sales made to wholesalers. Market share for prior periods was revised pursuant to the changes made by the Brazilian National Petroleum, Natural Gas and Biofuels Agency (ANP) and by the Brazilian Wholesalers and Fuel Traders Syndicate (Sindicom). Prior periods are presented based on the new methodology.

FINANCIAL AND OPERATING HIGHLIGHTS

INTERNATIONAL

As a result of the creation of the position of Chief Governance, Risk and Compliance Officer, which replaced the position of Chief International Officer in March, 2015, the Company has approved adjustments to the structure of other business segments to allocate its international activities to those other segments. Considering the necessary steps to integrate the management of those activities, the Company is still presenting the results of international activities separately.

Jan-Sep
2015	2014	2015 x 2014 (%)	Net Income	3Q-2015	2Q-2015	3Q15 X 2Q15 (%)	3Q-2014
752	927	(19)		(167)	816	(120)	(219)

(Jan-Sep/2015 x Jan-Sep/2014): Net income was lower in Jan-Sep/2015 when compared to Jan-Sep/2014 due to higher selling expenses, write-off of exploration areas returned and impairment charges. In addition, the Company also recognized a gain on disposal of onshore E&P areas in Colombia in Jan-Sep/2014.

This decrease was partially offset by a higher gross profit (when expressed in Reais) attributable to the impact of the depreciation of the Brazilian Real against the U.S. dollar, which was higher than the negative impact of a decrease in international prices.

(3Q-2015 x 2Q-2015): The net loss in the 3Q-2015 was mainly a result of a write-off of exploration areas returned and of a non-recurring.positive effect in the 2Q-2015 of tax credits recognized by our Dutch subsidiaries as deferred income taxes in the 2Q-2015.

Jan-Sep
2015	2014	2015 x 2014 (%)	Exploration & Production-International (Mbbl/d)17 (*)	3Q-2015	2Q-2015	3Q15 X 2Q15 (%)	3Q-2014

			Consolidated international production
70	88	(20)	Crude oil and NGLs	69	71	(3)	86
89	94	(5)	Natural gas	90	89	1	96
159	182	(13)	Total consolidated international production	159	160	(1)	182
30	32	(6)	Non-consolidated international production	29	31	(6)	33
189	214	(12)	Total international production	188	191	(2)	215

(Jan-Sep/2015 x Jan-Sep/2014): Consolidated international crude oil and NGL production decreased by 20%, reflecting the disposal of onshore areas in Peru in November 2014, in Colombia in April 2014 and in the Austral Basin in Santa Cruz, Argentina, in March 2015. These effects were partially offset by an increase in production due to the start-up of the Saint Malo field in December 2014 and the Lucius field in January 2015 in the United States.

Natural gas production decreased mainly due to the disposal of onshore assets in Peru, in November 2014, and in the Austral Basin in Argentina, in March 2015. These effects were partially offset by the production start-up of the Hadrian South field in the United States in the end of March 2015.

(3Q-2015 x 2Q-2015): Consolidated international crude oil and NGL production decreased by 3%, mainly due to the scheduled stoppage of a platform at Saint Malo field in the Gulf of Mexico in the United States in July 2015.

Natural gas production remained relatively flat when compared to the 2Q-2015.

Jan-Sep
2015	2014	2015 x 2014 (%)	International Sales price	3Q-2015	2Q-2015	3Q15 X 2Q15 (%)	3Q-2014

58.25	85.46	(32)	. Crude oil (U.S. dollars/bbl)	55.69	60.52	(8)	84.05
23.68	20.83	14	. Natural gas (U.S. dollars/bbl)	25.84	22.66	14	19.06

(*) Not reviewed by independent auditor.

17 Some of the countries that comprise the international production are operating under the production-sharing model, with the production taxes charged in crude oil barrels.

FINANCIAL AND OPERATING HIGHLIGHTS

Jan-Sep
2015	2014	2015 x 2014 (%)	Lifting Cost - International (U.S.$/barrel) 18 (*)	3Q-2015	2Q-2015	3Q15 X 2Q15 (%)	3Q-2014
7.73	8.55	(10)		7.21	7.16	1	8.84

(Jan-Sep/2015 x Jan-Sep/2014): International lifting cost was 10% lower, mainly in the United States, as a result of the production start-up of the Saint Malo, Lucius and Hadrian South fields that have lower-than-average lifting costs, and to the disposal of onshore assets in Peru and Colombia, which had higher-than-average lifting costs.

				(3Q-2015 x 2Q-2015): International lifting cost remained relatively flat in the period.

Jan-Sep
2015	2014	2015 x 2014 (%)	Refining Operations - International (Mbbl/d) (*)	3Q-2015	2Q-2015	3Q15 X 2Q15 (%)	3Q-2014

136	168	(19)	Total feedstock processed [19]	146	135	8	162
148	181	(18)	Output of oil products	150	140	7	175
230	230	−	Reference feedstock [20]	230	230	−	230
57	71	(14)	Refining plants utilization factor (%) [21]	60	56	4	68

(Jan-Sep/2015 x Jan-Sep/2014): International feedstock processed was 19% lower due to the interruption of feedstock processing at the Okinawa Refinery in Japan since April 2015, and due to a maintenance scheduled stoppage in the Pasadena Refinery distillation unit in the United States from the beginning of March 2015 to mid-April 2015.

(3Q-2015 x 2Q-2015): Feedstock processed was 8% higher as a result of an increase in available processing capacity and of the production restart at the Pasadena Refinery in the United States, after a scheduled stoppage in April 2015. This effect was partially offset by the interruption of feedstock processing at the Okinawa Refinery in Japan since April 2015.

Jan-Sep
2015	2014	2015 x 2014 (%)	Refining Cost - International (U.S.$/barrel) (*)	3Q-2015	2Q-2015	3Q15 X 2Q15 (%)	3Q-2014
4.01	3.81	5		4.03	4.08	(1)	4.02

(Jan-Sep/2015 x Jan-Sep/2014): International refining cost per unit was 5% higher, mainly due to higher employee compensation costs in Argentina and to the interruption of feedstock processing at the Okinawa Refinery in Japan since April 2015, which had lower-than-average costs per unit.

(3Q-2015 x 2Q-2015): International refining cost per unit decreased by 1%, due to higher feedstock processing at the atmospheric distillation unit of Pasadena Refinery in the United States, where tests are being made, with respect to the maximum processing capacity of the refinery.

BIOFUEL

Jan-Sep
2015	2014	2015 x 2014 (%)	Net Income	3Q-2015	2Q-2015	3Q15 X 2Q15 (%)	3Q-2014
(463)	(231)	(100)		(110)	(304)	64	(90)

(Jan-Sep/2015 x Jan-Sep/2014): Biofuel losses were higher in Jan-Sep/2015, when compared to Jan-Sep/2014, due to impairment losses in biofuel investees, reflecting changes in the Company’s 2015-2019 Business and Management Plan, partially offset by improved biodiesel trade margins attributable to higher average sales prices and increased sales volumes in 2015.

(3Q-2015 x 2Q-2015): Biofuel losses were lower due to impairment losses in biofuel investees in the 2Q-2015 reflecting changes in the Company’s 2015-2019 Business and Management Plan and decreased losses in the ethanol segment in the 3Q-2015.

(*) Not reviewed by independent auditor.

18 Indicator of crude oil and natural gas lifting cost.

19 Total feedstock processed is the crude oil processed abroad at the atmospheric distillation plants, plus the intermediate products acquired from third parties and used as feedstock in other refining units.

20 Reference feedstock is the maximum sustainable crude oil feedstock reached at distillation plants.

21 Refining Plant Utilization Factor is the crude oil processed at the distillation unit divided by the reference feedstock.

FINANCIAL AND OPERATING HIGHLIGHTS

Sales Volumes – (Mbbl/d) (*)

Jan-Sep
2015	2014	2015 x 2014 (%)		3Q-2015	2Q-2015	3Q15 X 2Q15 (%)	3Q-2014

928	998	(7)	Diesel	953	923	3	1,049
550	612	(10)	Gasoline	540	537	1	616
106	117	(9)	Fuel oil	97	103	(6)	126
143	167	(14)	Naphtha	137	168	(18)	160
234	235	−	LPG [22]	243	236	3	247
111	110	1	Jet fuel [23]	113	107	6	110
182	210	(13)	Others	199	176	13	225
2,254	2,449	(8)	Total oil products	2,282	2,250	1	2,533
123	94	31	Ethanol, nitrogen fertilizers, renewables and other products	134	119	13	98
438	442	(1)	Natural gas	418	448	(7)	449
2,815	2,985	(6)	Total domestic market	2,834	2,817	1	3,080
502	392	28	Exports	511	594	(14)	496
519	574	(10)	International sales	544	493	10	567
1,021	966	6	Total international market	1,055	1,087	(3)	1,063
3,836	3,951	(3)	Total	3,889	3,904	−	4,143

(Jan-Sep/2015 x Jan-Sep/2014): Our domestic sales volumes decreased by 6%, primarily due to:

•           Diesel (a 7% decrease):

i) a lower consumption by infrastructure construction projects in Brazil;

ii) a higher share of diesel sales from other market players (based on diesel imports); and

iii) an increased percentage of mandatory biodiesel content requirement in diesel (diesel/biodiesel mix).

These effects were partially offset by an increase in the Brazilian diesel-moved light vehicle fleet (vans, pick-ups and SUVs);

•           Gasoline (a 10% decrease):

i) an increase in the anhydrous ethanol content requirement for Type C gasoline (from 25% to 27%);

ii) a higher share of gasoline sales from other market players; and

iii) a decrease in the automotive gasoline-moved fleet;

•           Naphtha (a 14% decrease): due to a lower demand by domestic customers, mainly Braskem; and

•           Fuel oil (a 9% decrease): due to lower demand from thermoelectric and industrial sectors in several Brazilian states.

(3Q-2015 x 2Q-2015): Our domestic sales volumes increased by 1% when compared to the 2Q-2015, primarily due to:

•       Diesel (a 3% increase): due to seasonal demand, resulting from summer agricultural and industrial activity;

•       Gasoline (a 1% increase): an increase in the Brazilian gasoline-moved light vehicle fleet;

•       Naphtha (an 18% decrease): due to lower demand by domestic customers, mainly Braskem;

•       Natural gas (a 7% decrease): due to a lower demand from thermoelectric sector;

•       LPG (a 3 % increase): due to a decrease in average temperatures; and

•       Jet fuel (a 6 % increase): due to seasonability and lower international jet fuel price.

(*) Not reviewed by independent auditor.

22 LPG – Liquified crude oil gas.

23 Jet fuel.

FINANCIAL AND OPERATING HIGHLIGHTS

LIQUIDITY AND CAPITAL RESOURCES

Consolidated Statement of Cash Flows Data – Summary24

R$ million
Jan-Sep
2015	2014		3Q-2015	2Q-2015	3Q-2014

68,946	46,257	Adjusted cash and cash equivalents at the beginning of period [25]	91,636	68,182	66,363
(24,707)	(9,085)	Government bonds and time deposits at the beginning of period	(10,470)	(33,732)	(8,223)
44,239	37,172	Cash and cash equivalents at the beginning of period [24]	81,166	34,450	58,140
61,133	47,267	Net cash provided by (used in) operating activities	21,816	22,890	23,553
(27,644)	(68,228)	Net cash provided by (used in) investing activities	(11,566)	5,253	(31,111)
(52,810)	(59,606)	Capital expenditures and investments in operating segments	(17,977)	(17,153)	(20,129)
625	1,356	Proceeds from disposal of assets (divestment)	13	96	302
24,541	(9,978)	Investments in marketable securities	6,398	22,310	(11,284)
33,489	(20,961)	(=) Net cash flow	10,250	28,143	(7,558)
(3,087)	41,297	Net financings	(11,668)	18,887	(4,998)
50,049	69,048	Proceeds from long-term financing	12,577	33,737	5,022
(53,136)	(27,751)	Repayments	(24,245)	(14,850)	(10,020)
−	(8,749)	Dividends paid to shareholders	−	−	(18)
315	(56)	Acquisition of non-controlling interest	(190)	109	(57)
24,914	921	Effect of exchange rate changes on cash and cash equivalents	20,312	(423)	4,115
99,870	49,624	Cash and cash equivalents at the end of period [24]	99,870	81,166	49,624
4,366	20,635	Government bonds and time deposits at the end of period	4,366	10,470	20,635
104,236	70,259	Adjusted cash and cash equivalents at the end of period [25]	104,236	91,636	70,259

As of September 30, 2015, the balance of cash and cash equivalents increased by 126% when compared to the balance as of December 31, 2014 and the balance of adjusted cash and cash equivalents25  for the same period increased by 51% . Our principal uses of funds in Jan-Sep/2015 were for repayment of long-term financing (and interest payments) and for capital expenditures. We met these requirements with cash provided by operating activities of R$ 61,133 million and with proceeds from long-term financing of R$ 50,049 million. The balance of adjusted cash and cash equivalents was positively impacted in 2015 by foreign exchange rate variation applied on our foreign financial investments.

Net cash provided by operating activities increased by 29%  in Jan-Sep/2015 when compared to Jan-Sep/2014, reflecting higher diesel and gasoline prices, increased crude oil export volumes, lower production taxes and decreased crude oil and oil product imports costs, along with a higher share of domestic crude oil on feedstock processing and lower oil product imports.

Capital expenditures and investments in operating segments were 11% lower in Jan-Sep/2015 compared to Jan-Sep/2014, mainly due to a 60% decrease in capital expenditures in our Refining, Transportation and Marketing (RTM) segment. The R$ 24,541 million of divestments in marketable securities relates to proceeds from the maturity of financial investments with maturities longer than three months, most of which were invested in other financial investments, with maturities of less than three months (classified as cash and cash equivalents).

Net cash flow was positive in Jan-Sep/2015 (R$ 33,489 million) compared to a negative net cash flow in Jan-Sep/2014 (R$ 20,961 million).

The Company raised long-term financing of R$ 50,049 million in Jan-Sep/2015, mainly through a US$ 5 billion funding agreement with the Chinese Development Bank (CDB), US$ 2 billion raised through the issuance of Global Notes maturing in 2115, and also through bilateral credit agreements with Brazilian banks. The average maturity of outstanding debt was 7.49 years as of September 30, 2015.

Repayments of interest and principal were R$ 53,136 million in Jan-Sep/2015, 91% higher than in Jan-Sep/2014 and 63% higher in the 3Q-2015 when compared to 2Q-2015.

24 For more details, see the Consolidated Statement of Cash Flows Data on page 19.

25 Our adjusted cash and cash equivalents include government bonds and time deposits from highly rated financial institutions abroad with maturities of more than 3 months from the date of acquisition, considering the expected realization of those financial investments in the short-term. This measure is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents computed in accordance with IFRS. It may not be comparable to adjusted cash and cash equivalents of other companies, however management believes that it is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

FINANCIAL AND OPERATING HIGHLIGHTS

Capital expenditures and investments

	R$ million
	Jan-Sep
	2015	%	2014	%	Δ%

Exploration & Production	43,327	78	40,866	65	6
Refining, Transportation and Marketing	5,908	11	13,801	22	(57)
Gas & Power	1,921	3	4,136	7	(54)
International	3,113	6	2,249	4	38
Exploration & Production	2,664	86	1,969	88	35
Refining, Transportation and Marketing	344	11	214	10	61
Gas & Power	43	1	19	1	126
Distribution	55	2	39	2	41
Other	7	−	8	−	(13)
Distribution	513	1	708	1	(28)
Biofuel	58	−	24	−	142
Corporate	649	1	759	1	(14)
Total capital expenditures and investments	55,489	100	62,543	100	(11)

Pursuant to the Company’s strategic objectives, it operates through joint ventures in Brazil and abroad, as a concessionaire of oil and gas exploration, development and production rights.

The Company invested a total of R$ 55,489 million in Jan-Sep/2015, primarily aiming at increasing crude oil and natural gas production.

FINANCIAL AND OPERATING HIGHLIGHTS

Consolidated debt

	R$ million

	09.30.2015	12.31.2014	Δ%

Current debt [26]	53,376	31,565	69
Non-current debt [27]	453,208	319,470	42
Total	506,584	351,035	44
Cash and cash equivalents	99,870	44,239	126
Government securities and time deposits (maturity of more than 3 months)	4,366	24,707	(82)
Adjusted cash and cash equivalents	104,236	68,946	51
Net debt [28]	402,348	282,089	43
Net debt/(net debt+shareholders' equity)	58%	48%	10
Total net liabilities [29]	827,326	724,429	14
Capital structure
(Net third parties capital / total net liabilities)	65%	57%	8
Net debt/LTM Adjusted EBITDA ratio [30]	5.24	4.77	10

	U.S.$ million

	09.30.2015	12.31.2014	Δ%

Current debt [26]	13,435	11,884	13
Non-current debt [27]	114,075	120,274	(5)
Total	127,510	132,158	(4)
Net debt [28]	101,273	106,201	(5)
Average maturity of outstanding debt (years)	7.49	6.10	1.39

	R$ million

	09.30.2015	12.31.2014	Δ%

Summarized information on financing
By rate
Floating rate debt	253,141	173,977	46
Fixed rate debt	253,241	176,868	43
Total	506,382	350,845	44

By currency
Reais	80,566	62,223	29
US Dollars	376,675	252,787	49
Euro	35,189	25,820	36
Other currencies	13,952	10,015	39
Total	506,382	350,845	44

By maturity
2015	17,405	31,523	(45)
2016	50,267	33,397	51
2017	44,787	31,742	41
2018	63,639	47,254	35
2019	89,260	64,252	39
2020 and thereafter	241,024	142,677	69
Total	506,382	350,845	44

Consolidated net debt in Reais increased by 43% when compared to December 31, 2014, mainly as a result of the 49.6% impact from the depreciation of the Real against the U.S. dollar.

26 Includes Finance lease obligations (R$ 44 million on September 30, 2015 and R$ 42 million on December 31, 2014).

27 Includes Finance lease obligations (R$ 158 million on September 30, 2015 and R$ 148 million on December 31, 2014).

28 Net debt is not a measure defined in the International Standards -IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS.  Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

29 Total liabilities net of adjusted cash and cash equivalents.

30 Beginning in the period ended June 30, 2015, the Company calculated its ratios including Adjusted EBITDA by adding the last four quarters (or Last Twelve Months - LTM Adjusted EBITDA), consistently with the market best practices. The Company previously annualized its Adjusted EBITDA by multiplying the year-to-date amount by the remaining period.

FINANCIAL AND OPERATING HIGHLIGHTS

FINANCIAL STATEMENTS

Income Statement - Consolidated31

R$ million
Jan-Sep
2015	2014		3Q-2015	2Q-2015	3Q-2014

236,535	252,220	Sales revenues	82,239	79,943	88,377
(164,808)	(193,798)	Cost of sales	(58,484)	(54,381)	(67,936)
71,727	58,422	Gross profit	23,755	25,562	20,441
(9,465)	(12,230)	Selling expenses	(3,855)	(3,886)	(6,733)
(8,228)	(7,847)	General and administrative expenses	(2,754)	(2,764)	(2,707)
(4,637)	(5,642)	Exploration costs	(2,234)	(1,420)	(2,314)
(1,730)	(1,858)	Research and development expenses	(556)	(610)	(665)
(7,768)	(1,192)	Other taxes	(3,055)	(3,960)	(552)
−	(6,194)	Write-off - overpayments incorrectly capitalized	−	−	(6,194)
(11,264)	(11,955)	Other income and expenses, net	(5,488)	(3,435)	(6,197)
(43,092)	(46,918)		(17,942)	(16,075)	(25,362)
28,635	11,504	Net income (loss) before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes	5,813	9,487	(4,921)
3,215	2,974	Finance income	1,866	615	1,174
(15,655)	(6,373)	Finance expenses	(6,403)	(5,561)	(2,282)
(10,673)	1,313	Foreign exchange and inflation indexation charges	(6,907)	(1,102)	136
(23,113)	(2,086)	Net finance income (expense)	(11,444)	(6,048)	(972)
542	991	Share of earnings in equity-accounted investments	200	169	198
(131)	(775)	Profit-sharing	232	(27)	(127)
5,933	9,634	Net income (loss) before income taxes	(5,199)	3,581	(5,822)
(5,522)	(4,596)	Income taxes	174	(2,673)	(117)
411	5,038	Net income (loss)	(5,025)	908	(5,939)
		Net income (loss) attributable to:
2,102	5,013	Shareholders of Petrobras	(3,759)	531	(5,339)
(1,691)	25	Non-controlling interests	(1,266)	377	(600)
411	5,038		(5,025)	908	(5,939)

31 Beginning in 2014, the amount of inventory write-downs to net realizable value (market value) was reclassified from Other Income and Expenses to Cost of Sales.

FINANCIAL AND OPERATING HIGHLIGHTS

Statement of Financial Position – Consolidated

ASSETS	R$ million

	09.30.2015	12.31.2014

Current assets	176,380	135,023
Cash and cash equivalents	99,870	44,239
Marketable securities	4,379	24,763
Trade and other receivables, net	21,155	21,167
Inventories	32,585	30,457
Recoverable taxes	10,172	10,123
Assets classified as held for sale	295	13
Other current assets	7,924	4,261

Non-current assets	755,182	658,352
Long-term receivables	69,189	50,104
Trade and other receivables, net	17,017	12,834
Marketable securities	341	290
Judicial deposits	8,914	7,124
Deferred taxes	14,753	2,673
Other tax assets	10,681	10,645
Advances to suppliers	7,883	6,398
Other non-current assets	9,600	10,140
Investments	15,987	15,282
Property, plant and equipment	657,873	580,990
Intangible assets	12,133	11,976
Total assets	931,562	793,375

LIABILITIES	R$ million

	09.30.2015	12.31.2014

Current liabilities	109,719	82,659
Trade payables	26,641	25,924
Current debt	53,376	31,565
Taxes payable	14,011	11,453
Employee compensation (payroll, profit-sharing and related charges)	6,156	5,489
Pension and medical benefits	2,253	2,115
Liabilities associated with assets classified as held for sale	195	−
Other current liabilities	7,087	6,113
Non-current liabilities	530,861	399,994
Non-current debt	453,208	319,470
Deferred taxes	1,156	8,052
Pension and medical benefits	47,200	43,803
Provision for decommissioning costs	20,176	21,958
Provisions for legal proceedings	6,559	4,091
Other non-current liabilities	2,562	2,620
Shareholders' equity	290,982	310,722
Share capital	205,432	205,432
Profit reserves and others	84,007	103,416
Non-controlling interests	1,543	1,874
Total liabilities and shareholders' equity	931,562	793,375

FINANCIAL AND OPERATING HIGHLIGHTS

Statement of Cash Flows Data – Consolidated

R$ million

Jan-Sep
2015	2014		3Q-2015	2Q-2015	3Q-2014

2,102	5,013	Net income (loss) attributable to the shareholders of Petrobras	(3,759)	531	(5,339)
59,031	42,254	(+) Adjustments for:	25,575	22,359	28,892
27,005	21,869	Depreciation, depletion and amortization	9,461	9,028	7,036
22,823	5,507	Foreign exchange and inflation indexation and finance charges	10,952	5,577	2,611
(1,691)	25	Non-controlling interests	(1,266)	377	(600)
(542)	(991)	Share of earnings in equity-accounted investments	(200)	(169)	(198)
−	6,194	Write-off - overpayments incorrectly capitalized	−	−	6,194
566	4,163	Allowance for impairment of trade receivables	542	887	3,954
1,034	3,768	(Gains) / losses on disposal / write-offs of non-current assets, returned areas and cancelled projects	1,223	215	4,081
2,824	2,188	Deferred income taxes, net	(988)	1,768	(108)
3,418	4,262	Exploration expenditures writen-off	1,755	1,087	1,710
2,173	1,404	Impairment of property, plant and equipment, intangible and other assets	844	1,037	931
5,055	3,161	Pension and medical benefits (actuarial expense)	1,687	1,684	909
(843)	189	Inventories	1,811	(1,630)	4,949
273	(4,605)	Trade and other receivables, net	616	(416)	(1,415)
(2,402)	(1,150)	Trade payables	54	(181)	(1,307)
(1,601)	(1,316)	Pension and medical benefits	(479)	(707)	(415)
3,934	(288)	Taxes payable	(2,058)	5,669	1,718
(2,995)	(2,126)	Other assets and liabilities	1,621	(1,867)	(1,158)
61,133	47,267	(=) Net cash provided by (used in) operating activities	21,816	22,890	23,553
(27,644)	(68,228)	(-) Net cash provided by (used in) investing activities	(11,566)	5,253	(31,111)
(52,810)	(59,606)	Capital expenditures and investments in operating segments	(17,977)	(17,153)	(20,129)
625	1,356	Proceeds from disposal of assets (divestment)	13	96	302
24,541	(9,978)	Investments in marketable securities	6,398	22,310	(11,284)
33,489	(20,961)	(=) Net cash flow	10,250	28,143	(7,558)
(2,772)	32,492	(-) Net cash provided by (used in) financing activities	(11,858)	18,996	(5,073)
50,049	69,048	Proceeds from long-term financing	12,577	33,737	5,022
(37,727)	(17,294)	Repayment of principal	(18,281)	(11,005)	(6,226)
(15,409)	(10,457)	Repayment of interest	(5,964)	(3,845)	(3,794)
−	(8,749)	Dividends paid to shareholders	−	−	(18)
315	(56)	Acquisition of non-controlling interest	(190)	109	(57)
24,914	921	Effect of exchange rate changes on cash and cash equivalents	20,312	(423)	4,115
55,631	12,452	(=) Net increase (decrease) in cash and cash equivalents in the period	18,704	46,716	(8,516)
44,239	37,172	Cash and cash equivalents at the beginning of period	81,166	34,450	58,140
99,870	49,624	Cash and cash equivalents at the end of period	99,870	81,166	49,624

FINANCIAL AND OPERATING HIGHLIGHTS

SEGMENT INFORMATION

Consolidated Income Statement by Segment – Jan-Sep/2015

	R$ million

	E&P	RTM	GAS & POWER	DISTRIB.	INTER.	BIOFUEL	CORP.	ELIMIN.	TOTAL

Sales revenues	84,691	176,441	31,218	71,683	22,183	526	−	(150,207)	236,535
Intersegments	83,360	58,720	5,005	1,354	1,280	488	−	(150,207)	−
Third parties	1,331	117,721	26,213	70,329	20,903	38	−	−	236,535
Cost of sales	(58,813)	(144,346)	(25,091)	(66,545)	(18,778)	(587)	−	149,352	(164,808)
Gross profit	25,878	32,095	6,127	5,138	3,405	(61)	−	(855)	71,727
Expenses	(8,456)	(10,192)	(3,473)	(4,336)	(2,509)	(113)	(14,525)	512	(43,092)
Selling, general and administrative expenses	(1,027)	(5,557)	(1,095)	(4,088)	(1,835)	(79)	(4,528)	516	(17,693)
Exploration costs	(4,273)	−	−	−	(364)	−	−	−	(4,637)
Research and development expenses	(683)	(284)	(137)	(3)	(5)	(25)	(593)	−	(1,730)
Other taxes	(395)	(2,109)	(981)	(24)	(262)	(3)	(3,994)	−	(7,768)
Write-off - overpayments incorrectly capitalized	−	−	−	−	−	−	−	−	−
Other income and expenses, net	(2,078)	(2,242)	(1,260)	(221)	(43)	(6)	(5,410)	(4)	(11,264)
Net income (loss) before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes	17,422	21,903	2,654	802	896	(174)	(14,525)	(343)	28,635
Net finance income (expense)	−	−	−	−	−	−	(23,113)	−	(23,113)
Share of earnings in equity-accounted investments	(574)	1,094	254	(44)	289	(347)	(130)	−	542
Profit-sharing	−	(52)	(9)	(68)	−	(2)	−	−	(131)
Net income (loss) before income taxes	16,848	22,945	2,899	690	1,185	(523)	(37,768)	(343)	5,933
Income taxes	(5,924)	(7,430)	(899)	(250)	(188)	60	8,992	117	(5,522)
Net income (loss)	10,924	15,515	2,000	440	997	(463)	(28,776)	(226)	411
Net income (loss) attributable to:
Shareholders of Petrobras	10,946	15,530	1,750	440	752	(463)	(26,627)	(226)	2,102
Non-controlling interests	(22)	(15)	250	−	245	−	(2,149)	−	(1,691)
	10,924	15,515	2,000	440	997	(463)	(28,776)	(226)	411

Consolidated Income Statement by Segment – Jan-Sep/201432

	R$ million

	E&P	RTM	GAS & POWER	DISTRIB.	INTER.	BIOFUEL	CORP.	ELIMIN.	TOTAL

Sales revenues	118,625	198,227	30,491	72,806	25,175	436	−	(193,540)	252,220
Intersegments	117,882	69,212	2,706	2,013	1,347	380	−	(193,540)	−
Third parties	743	129,015	27,785	70,793	23,828	56	−	−	252,220
Cost of sales	(60,640)	(209,786)	(26,840)	(66,866)	(22,537)	(523)	−	193,394	(193,798)
Gross profit	57,985	(11,559)	3,651	5,940	2,638	(87)	−	(146)	58,422
Expenses	(11,868)	(13,617)	(5,754)	(4,741)	(1,550)	(118)	(9,661)	391	(46,918)
Selling, general and administrative expenses	(633)	(5,246)	(4,302)	(4,396)	(1,349)	(82)	(4,462)	393	(20,077)
Exploration costs	(5,377)	−	−	−	(265)	−	−	−	(5,642)
Research and development expenses	(946)	(315)	(144)	(2)	(3)	(22)	(426)	−	(1,858)
Other taxes	(76)	(162)	(195)	(21)	(176)	(1)	(561)	−	(1,192)
Write-off - overpayments incorrectly capitalized	(1,969)	(3,427)	(652)	(23)	(23)	−	(100)	−	(6,194)
Other income and expenses, net	(2,867)	(4,467)	(461)	(299)	266	(13)	(4,112)	(2)	(11,955)
Net income (loss) before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes	46,117	(25,176)	(2,103)	1,199	1,088	(205)	(9,661)	245	11,504
Net finance income (expense)	−	−	−	−	−	−	(2,086)	−	(2,086)
Share of earnings in equity-accounted investments	(6)	316	368	(1)	404	(96)	6	−	991
Profit-sharing	(269)	(215)	(37)	(45)	(16)	−	(193)	−	(775)
Net income (loss) before income taxes	45,842	(25,075)	(1,772)	1,153	1,476	(301)	(11,934)	245	9,634
Income taxes	(16,258)	7,468	506	(400)	(392)	70	4,494	(84)	(4,596)
Net income (loss)	29,584	(17,607)	(1,266)	753	1,084	(231)	(7,440)	161	5,038
Net income (loss) attributable to:
Shareholders of Petrobras	29,592	(17,594)	(1,293)	753	927	(231)	(7,302)	161	5,013
Non-controlling interests	(8)	(13)	27	−	157	−	(138)	−	25
	29,584	(17,607)	(1,266)	753	1,084	(231)	(7,440)	161	5,038

32 Beginning in 2014, the amount of inventory write-downs to net realizable value (market value) was reclassified from Other Income and Expenses to Cost of Sales.

FINANCIAL AND OPERATING HIGHLIGHTS

Other Income and Expenses, Net by Segment – Jan-Sep/2015

	R$ million

	E&P	RTM	GAS & POWER	DISTRIB.	INTER.	BIOFUEL	CORP.	ELIMIN.	TOTAL

(Losses)/gains on legal, administrative and arbitral proceedings	(136)	(1,226)	(16)	(162)	(15)	−	(1,431)	−	(2,986)
Pension and medical benefits	−	−	−	−	−	−	(2,842)	−	(2,842)
Unscheduled stoppages and pre-operating expenses	(1,919)	(462)	(223)	−	(13)	−	(17)	−	(2,634)
Impairment	(245)	(365)	(585)	−	(91)	−	−	−	(1,286)
Institutional relations and cultural projects	(55)	(44)	(4)	(122)	(17)	−	(809)	−	(1,051)
Gains / (losses) on disposal/write-offs of assets	(571)	47	(505)	6	404	−	(8)	−	(627)
E&P areas returned and cancelled projects	(407)	−	−	−	−	−	−	−	(407)
Health, safety and environment	(47)	(54)	(15)	−	(4)	−	(117)	−	(237)
Voluntary Separation Incentive Plan - PIDV	(25)	(26)	(51)	1	−	(4)	(5)	−	(110)
Governamental Grants	14	14	2	−	−	−	8	−	38
Amounts recovered - "overpayments incorrectly capitalized"	−	−	−	−	−	−	230	−	230
(Expenditures)/reimbursements from operations in E&P partnerships	989	−	−	−	−	−	−	−	989
Others	324	(126)	137	56	(307)	(2)	(419)	(4)	(341)
	(2,078)	(2,242)	(1,260)	(221)	(43)	(6)	(5,410)	(4)	(11,264)

 Other Income and Expenses, Net by Segment – Jan-Sep/2014 33

	R$ million

	E&P	RTM	GAS & POWER	DISTRIB.	INTER.	BIOFUEL	CORP.	ELIMIN.	TOTAL

(Losses)/gains on legal, administrative and arbitral proceedings	361	(138)	(24)	(91)	(32)	(1)	(250)	−	(175)
Pension and medical benefits	−	−	−	−	−	−	(1,509)	−	(1,509)
Unscheduled stoppages and pre-operating expenses	(1,534)	(45)	(164)	−	(35)	−	(29)	−	(1,807)
Impairment	−	−	(306)	−	15	−	−	−	(291)
Institutional relations and cultural projects	(83)	(52)	(8)	(130)	(14)	−	(1,050)	−	(1,337)
Gains / (losses) on disposal/write-offs of assets	(509)	(3,335)	207	28	440	(1)	(105)	−	(3,275)
E&P areas returned and cancelled projects	(493)	−	−	−	−	−	−	−	(493)
Health, safety and environment	(51)	(51)	(16)	−	(7)	−	(130)	−	(255)
Voluntary Separation Incentive Plan - PIDV	(995)	(494)	(151)	(159)	(24)	(11)	(621)	−	(2,455)
Expenses related to collective bargaining agreement	(397)	(226)	(44)	(58)	(11)	−	(254)	−	(990)
Governamental Grants	19	57	24	−	−	−	17	−	117
(Expenditures)/reimbursements from operations in E&P partnerships	542	−	−	−	−	−	−	−	542
Others	273	(183)	21	111	(66)	−	(181)	(2)	(27)
	(2,867)	(4,467)	(461)	(299)	266	(13)	(4,112)	(2)	(11,955)

Consolidated Assets by Segment – 09.30.2015

	R$ million

	E&P	RTM	GAS & POWER	DISTRIB.	INTER.	BIOFUEL	CORP.	ELIMIN.	TOTAL

Total assets	470,809	182,849	77,008	19,888	49,878	2,393	141,602	(12,865)	931,562

Current assets	14,124	36,119	9,246	8,506	8,097	201	111,813	(11,726)	176,380
Non-current assets	456,685	146,730	67,762	11,382	41,781	2,192	29,789	(1,139)	755,182
Long-term receivables	21,217	9,131	6,228	4,517	6,634	11	22,425	(974)	69,189
Investments	233	3,512	1,484	47	8,896	1,638	177	−	15,987
Property, plant and equipment	427,557	133,459	59,067	6,207	24,585	543	6,620	(165)	657,873
Operating assets	309,479	107,676	47,289	5,202	19,856	491	5,773	(165)	495,601
Assets under construction	118,078	25,783	11,778	1,005	4,729	52	847	−	162,272
Intangible assets	7,678	628	983	611	1,666	−	567	−	12,133

 Consolidated Assets by Segment – 12.31.2014

	R$ million

	E&P	RTM	GAS & POWER	DISTRIB.	INTER.	BIOFUEL	CORP.	ELIMIN.	TOTAL

Total assets	402,478	186,033	75,350	19,180	34,553	2,947	86,024	(13,190)	793,375

Current assets	15,959	39,111	10,570	9,246	6,229	173	64,174	(10,439)	135,023
Non-current assets	386,519	146,922	64,780	9,934	28,324	2,774	21,850	(2,751)	658,352
Long-term receivables	17,874	9,573	3,749	3,217	4,908	[8]	13,359	(2,584)	50,104
Investments	531	4,800	1,393	[39]	5,912	2,221	386	−	15,282
Property, plant and equipment	360,368	131,914	58,770	6,066	16,091	545	7,403	(167)	580,990
Operating assets	263,794	108,747	47,460	4,595	9,870	502	5,562	(167)	440,363
Assets under construction	96,574	23,167	11,310	1,471	6,221	[43]	1,841	−	140,627
Intangible assets	7,746	635	868	612	1,413	−	702	−	11,976

33 Beginning in 2014, the amount of inventory write-downs to net realizable value (market value) was reclassified from Other Income and Expenses to Cost of Sales.

FINANCIAL AND OPERATING HIGHLIGHTS

Consolidated Adjusted EBITDA Statement by Segment – Jan-Sep/2015

	R$ million

	E&P	RTM	GAS & POWER	DISTRIB.	INTER.	BIOFUEL	CORP.	ELIMIN.	TOTAL

Net income (loss)	10,924	15,515	2,000	440	997	(463)	(28,776)	(226)	411
Net finance income (expense)	−	−	−	−	−	−	23,113	−	23,113
Income taxes	5,924	7,430	899	250	188	(60)	(8,992)	(117)	5,522
Depreciation, depletion and amortization	16,784	5,433	2,117	345	1,683	22	621	−	27,005
EBITDA	33,632	28,378	5,016	1,035	2,868	(501)	(14,034)	(343)	56,051
Share of earnings in equity-accounted investments	574	(1,094)	(254)	44	(289)	347	130	−	(542)
Impairment losses / (reversals)	245	365	585	−	91	−	−	−	1,286
Write-off - overpayments incorrectly capitalized	−	−	−	−	−	−	−	−	−
Adjusted EBITDA	34,451	27,649	5,347	1,079	2,670	(154)	(13,904)	(343)	56,795

 Consolidated Adjusted EBITDA Statement by Segment – Jan-Sep/2014

	R$ million

	E&P	RTM	GAS & POWER	DISTRIB.	INTER.	BIOFUEL	CORP.	ELIMIN.	TOTAL

Net income (loss)	29,584	(17,607)	(1,266)	753	1,084	(231)	(7,440)	161	5,038
Net finance income (expense)	−	−	−	−	−	−	2,086	−	2,086
Income taxes	16,258	(7,468)	(506)	400	392	(70)	(4,494)	84	4,596
Depreciation, depletion and amortization	12,786	4,821	1,507	297	1,814	21	623	−	21,869
EBITDA	58,628	(20,254)	(265)	1,450	3,290	(280)	(9,225)	245	33,589
Share of earnings in equity-accounted investments	6	(316)	(368)	1	(404)	96	(6)	−	(991)
Impairment losses / (reversals)	−	−	306	−	(15)	−	−	−	291
Write-off - overpayments incorrectly capitalized	1,969	3,427	652	23	23	−	100	−	6,194
Adjusted EBITDA	60,603	(17,143)	325	1,474	2,894	(184)	(9,131)	245	39,083

Consolidated Income Statement for International Segment

	R$ million

	E&P	RTM	GAS & POWER	DISTRIB.	CORP.	ELIMIN.	TOTAL

Income Statement - Jan-Sep 2015

Sales revenues	4,562	11,236	1,304	9,950	37	(4,906)	22,183
Intersegments	2,353	3,710	83	4	36	(4,906)	1,280
Third parties	2,209	7,526	1,221	9,946	1	−	20,903

Net income (loss) before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes	778	299	161	204	(572)	26	896

Net income (loss) attributable to the shareholders of Petrobras	847	302	219	172	(814)	26	752

	R$ million

	E&P	RTM	GAS & POWER	DISTRIB.	CORP.	ELIMIN.	TOTAL

Income Statement - Jan-Sep 2014

Sales revenues	5,493	13,606	864	8,730	46	(3,564)	25,175
Intersegments	2,175	2,643	60	4	29	(3,564)	1,347
Third parties	3,318	10,963	804	8,726	17	−	23,828

Net income (loss) before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes	1,240	(141)	154	261	(404)	(22)	1,088

Net income (loss) attributable to the shareholders of Petrobras	1,438	(67)	183	241	(846)	(22)	927

 Consolidated Assets for International Segment

	R$ million

	E&P	RTM	GAS & POWER	DISTRIB.	CORP.	ELIMIN.	TOTAL

Total assets on September 30, 2015	37,902	6,724	1,867	3,213	4,369	(4,197)	49,878

Total assets on December 31, 2014	25,557	4,944	1,255	2,497	3,267	(2,967)	34,553

APPENDIX

1.    Reconciliation of Adjusted EBITDA

R$ million

Jan-Sep
2015	2014	2015 X 2014 (%)		3Q-2015	2Q-2015	3Q15 X 2Q15 (%)	3Q-2014

411	5,038	(92)	Net income (loss)	(5,025)	908	(653)	(5,939)
23,113	2,086	1,008	Net finance income (expense)	11,444	6,048	89	972
5,522	4,596	20	Income taxes	(174)	2,673	(107)	117
27,005	21,869	23	Depreciation, depletion and amortization	9,461	9,028	5	7,036
56,051	33,589	67	EBITDA	15,706	18,657	(16)	2,186
(542)	(991)	45	Share of earnings in equity-accounted investments	(200)	(169)	(18)	(198)
1,286	291	-	Impairment losses / (reversals)	−	1,283	-	306
−	6,194	(100)	Write-off - overpayments incorrectly capitalized	−	−	−	6,194
56,795	39,083	45	Adjusted EBITDA	15,506	19,771	(22)	8,488

24	15	9	Adjusted EBITDA margin (%) [34]	19	25	(6)	10

Our adjusted EBITDA (according to CVM Instruction 527 of October 4, 2012) is the net income before net finance income (expense), income taxes, depreciation, depletion and amortization, share of earnings in equity-accounted investments and impairment, which provides an additional information about our ability to pay debt, carry out investments and cover our working capital needs. Adjusted EBITDA is not an IFRS measure and may not be comparable with the same measure as reported by other companies.

In 2014, the Company decided not to include write-offs of overpayments incorrectly capitalized in the calculation of the Adjusted EBITDA, because the Company’s future cash generation and its current balance of cash and cash equivalents are not impacted by those adjustments. The Company believes excluding those write-offs provides a more appropriate information about its potential cash generation.

2.    Effect of weighted average cost flow on the cost of sales (R$ million)

Products remain in inventory for an average of 60 days and, therefore, the changes on international crude oil and oil products prices and the effect of the exchange rate variation on imports and on production taxes do not fully impact the costs of sales for the period, fully impacting only the following period. The estimated effects on the cost of sales are set out in the table below:

                                                                                                                                                                                                                                                                     R$ million

	2Q-2015	3Q-2015	Δ *
Effect of the average cost on the cost of sales *	1,067	28	(1,040)

* The cost of sales of the 3Q-2015 compared to the 2Q-2015 was less favored by the effect of the average cost of inventories.

( ) The amount in parenthesis demonstrates the negative effect on the cost of sales.

34 Adjusted EBITDA margin equals Adjusted EBITDA divided by sales revenues.

APPENDIX

3. Production Taxes

R$ million
Jan-Sep
2015	2014	2015 x 2014 (%)		3Q-2015	2Q-2015	3Q15 X 2Q15 (%)	3Q-2014

			Brazil
8,472	12,089	(30)	Royalties	2,846	3,097	(8)	4,041
6,489	11,723	(45)	Special participation charges	2,132	2,593	(18)	4,026
127	124	2	Rental of areas	43	41	5	42
15,088	23,936	(37)	Subtotal - Brazil	5,021	5,731	(12)	8,109
724	891	(19)	International	276	230	20	290
15,812	24,827	(36)	Total	5,297	5,961	(11)	8,399

(Jan-Sep/2015 x Jan-Sep/2014): Production taxes in Brazil decreased 37% mainly due to the 35% decrease in the reference price for domestic oil in Reais that reached an average of R$/bbl 141.28 (US$/bbl 44.99) in Jan-Sep/2015 compared to R$/bbl 216.08 (US$/bbl 94.42) in Jan-Sep/2014, reflecting international crude oil prices. These effects were partially offset by higher production.

(3Q-2015 x 2Q-2015): Production taxes in Brazil decreased 12% mainly due to the 12% decrease in the reference price for domestic oil in Reais that reached an average of R$/bbl 139.60 (US$/bbl 39.62) in the 3Q-2015 compared to R$/bbl 157.91 (US$/bbl 51.41) in the 2Q-2015, reflecting international crude oil prices.

4. Impact of our Cash Flow Hedge policy

R$ million
Jan-Sep
2015	2014	2015 x 2014 (%)		3Q-2015	2Q-2015	3Q15 X 2Q15 (%)	3Q-2014

(79,066)	(3,091)	(2,458)	Total inflation indexation and foreign exchange variation	(54,673)	5,748	(1,051)	(11,813)
72,586	5,456	1,230	Deferred Foreign Exchange Variation recognized in Shareholders' Equity	49,628	(5,343)	1,029	12,231
(4,193)	(1,052)	(299)	Reclassification from Shareholders’ Equity to the Statement of Income	(1,862)	(1,507)	(24)	(282)
(10,673)	1,313	(913)	Net Inflation indexation and foreign exchange variation	(6,907)	(1,102)	(527)	136

The amounts recycled from the Shareholders’ Equity to the income statement with respect to foreign exchange variation losses initially recognized in the Shareholders’ equity (cash flow hedge accounting) increased from R$ 1,507 million in the 2Q-2015 to R$ 1,862 million in the 3Q-2015, reflecting the occurrence of the hedged transactions (exports hedged by debt denominated in U.S. dollars). Those losses were driven by a depreciation of the Real between the date the cash flow hedge relationship was designated and the date the export transactions were made.

APPENDIX

5.    Assets and Liabilities subject to Exchange Variation

The Company has assets and liabilities subject to foreign exchange rate variation, for which the main exposure is to the Real relative to the U.S. dollar and the U.S. dollar relative to the Euro. Beginning in mid-May 2013, the Company extended the use of hedge accounting to hedge highly probable future exports.

The Company designates hedging relationships between exports and its long-term debt obligations (denominated in U.S. dollars) to simultaneously recognize the effects of the existing natural foreign exchange hedge between those operations in its financial statements.

Through the extension of the hedge accounting practice, foreign exchange gains or losses from debt denominated in U.S. dollars, generated by foreign exchange variation, are recognized in our shareholders’ equity and will only affect the statement of income at the moment of realization of future exports.

The balances of assets and liabilities in foreign currency of our foreign subsidiaries are not included in our foreign exchange rate variation exposure below when transacted in a currency equivalent to their respective functional currencies. As of September 30, 2015, the Company had a net liability exposure to foreign exchange rates. Therefore, the appreciation of the Real relative to other currencies results in a foreign exchange variation gain, while the depreciation of the Real results in a foreign exchange variation loss.

ITEMS	R$ million

	09.30.2015	12.31.2014

Assets	40,932	30,600
Liabilities	(334,222)	(222,279)
Hedge Accounting	229,101	135,088
Total	(64,189)	(56,591)

BY CURRENCY	R$ million

	09.30.2015	12.31.2014

Real/ U.S. Dollars	(14,601)	(20,844)
Real/ Euro	(9,042)	(6,860)
Real/ Pound Sterling	(2,710)	(1,919)
U.S. Dollars/ Yen	(2,402)	(1,728)
U.S. Dollars/ Euro	(25,716)	(18,562)
U.S. Dollars/ Pound Sterling	(7,981)	(5,376)
Peso/ U.S. Dollars	(1,737)	(1,302)
Total	(64,189)	(56,591)

MAIN FOREIGN EXCHANGE VARIATION EXPOSURES 2015 x 2014%

Real x U.S. dollar	49.57% depreciation of the Real
Real x Euro	37.43% depreciation of the Real
U.S. dollar x Euro	8.12% appreciation of U.S. dollar
U.S. dollar x Libra	3.03% appreciation of U.S. dollar

APPENDIX

6. Special items

R$ million
Jan-Sep
2015	2014		Items of Income Statement	3Q-2015	2Q-2015	3Q-2014

(7,501)	-	Federal Tax Amnesty Program (REFIS)	Several	(3,128)	(4,373)	-
(1,606)	2,683	(Losses)/Gains on legal proceedings	Several	(1,865)	259	2,683
(1,286)	(2,998)	Impairment/Write-offs of Assets	Other income and expenses	-	(1,283)	(3,013)
(822)	-	Tax amnesty programs - State Tax	Several	(302)	-	-
(110)	(2,455)	Voluntary Separation Incentive Plan – PIDV	Other income and expenses	(29)	(55)	(79)
633	(3,756)	(Allowance)/reversal of allowance for impairment of trade receivables from companies in the isolated electricity system	Selling expenses	(492)	(46)	(3,756)
464	871	Gains/(Losses) on Disposal of Assets	Other income and expenses	-	-	-
230	-	Amounts recovered - "overpayments incorrectly capitalized"	Other income and expenses	73	157
-	(6,194)	Write-off - overpayments incorrectly capitalized	Specific line item	-	-	(6,194)
(9,998)	(11,849)	Total		(5,743)	(5,341)	(10,359)

Impact of the Company’s decision to adhere to the benefits of a Federal Tax Amnesty Program (Programa de Parcelamento Especial de Débitos Tributários - REFIS) on its Income Statement:

(5,027)	-	Tax expense	(1,955)	(3,072)	-
(2,474)	-	Interest expense	(1,173)	(1,301)	-
(7,501)	-	Federal Tax amnesty program (REFIS)	(3,128)	(4,373)	-

Impact of the Company’s decision to adhere to the benefits of a Tax Amnesty Program - State Tax on the Company’s Income Statement:

(723)	-	Tax expense	(282)	-	-
(99)	-	Interest expense	(20)	-	-
(822)	-	Tax amnesty programs - State Tax	(302)	-	-

Impact of (losses)/gains on legal proceedings on the Company’s Income Statement:

(1,606)	1,326	Other income and expenses	(1,865)	259	1,326
-	1,357	Inflation indexation and foreign exchange variation	-	-	1,357
(1,606)	2,683	(Losses)/Gains on legal proceedings	(1,865)	259	2,683

These special items are related to the Company’s businesses and based on Management’s judgment have been highlighted and are presented as additional information to provide a better understanding of the Company’s performance. These items are presented when relevant and do not necessarily occur in all periods.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2015
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Ivan de Souza Monteiro
Ivan de Souza Monteiro Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.